Filed pursuant to Rule 433
Registration Statement Nos. 333-149589 and 333-153818

Questar Market Resources, Inc.
Final Term Sheet
August 24, 2009

Issuer:	Questar Market Resources, Inc.
Aggregate Principal Amount Offered:	$300,000,000
Coupon:	6.80%
Maturity:	March 1, 2020
Yield to Maturity:	6.824%
Spread to Benchmark Treasury:	+ 330 basis points
Benchmark Treasury:	3.625% due August 15, 2019
Benchmark Treasury Price and Yield:	$100-27 and 3.524%
Interest Payment Dates:	March 1 and September 1, commencing March 1, 2010
Redemption Provision:	Make Whole Call UST + 50 basis points
Price to Public:	99.822%
Net Proceeds to Issuer
(after underwriting discount, but
before expenses):	$297,516,000
Settlement Date:	August 31, 2009 (T+5)

Joint Book-Running Managers:	Banc of America Securities LLC
J.P. Morgan Securities Inc.
Wells Fargo Securities, LLC

Co-Managers:	SunTrust Robinson Humphrey, Inc.
Barclays Capital Inc.
Mitsubishi UFJ Securities (USA), Inc.
BMO Capital Markets Corp.
RBS Securities Inc.
SG Americas Securities, LLC
TD Securities (USA) LLC
UBS Securities LLC

Pro Forma Ratio of Earnings
to Fixed Charges:

Giving effect to this offering and assuming that 50% of the net proceeds will be used to reduce indebtedness under the Company’s revolving credit facility, as of the beginning of each pro forma period presented below, the Company’s ratio of earnings to fixed charges would have been as follows:

	Pro Forma
	Year Ended December 31,	Six Months Ended June 30,
	2008	2009

Earnings to Fixed Charges	12.5	4.4

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Banc of America Securities LLC, J.P. Morgan Securities Inc. or Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution @bofasecurities.com, calling J.P. Morgan Securities Inc. at 212-834-4533 or calling Wells Fargo Securities, LLC at 1-800-326-5897.